SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005 and its Registration Statement on Form F-3 (Registration No. 333-130324), filed with the Commission on December 14, 2005.

Press Release

For Immediate Release

OTI REPORTS RECORD FY 2005 REVENUES AND YEAR END
FINANCIAL RESULTS

—	FY 2005 Revenues Climb 54% to a Record $35.7 Million
—	Fourth Quarter Gross Margin Reaches 52%
—	Stronger Balance Sheet with $49.7 Million in Cash, Cash Equivalents and Short-Term Investments

Fort Lee, NJ – March 27, 2006 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced its consolidated financial results for the fourth quarter and fiscal year ended December 31, 2005.

2005 Financial highlights:

—	Revenues for the year ended December 31, 2005 increased by 54% to $35.7 million from $23.2 million in the same period of last year. Revenues for the fourth quarter of 2005 were $9.3 million, up 19% from $7.8 million in the same period last year.
—	Revenues from licensing and transaction fees increased by 52% to $3.4 million for the year ended December 31, 2005 from $2.2 million for the same period in 2004.
—	Gross margin for the year declined to 39% from 45% in 2004, mainly due to the number of initial-stage projects which are characterized by lower margins in their early stages. Gross margin for the fourth quarter of 2005 was 52% compared to 49% in the fourth quarter of 2004.
—	Net loss for FY 2005 decreased by 2% to $9.1 million from $9.3 million in the same period in 2004.
—	Operational Cash Flow approached breakeven, with $940,000 of cash used in operating activities.
—	Stronger balance sheet with $49.7 million in cash, cash equivalents and short term investments at the end of the year.

Business developments in 2005 include:

—	Contactless payments advance to a roll-out stage. OTI delivers solutions for more than ten million payment cards in the US during 2005.
—	Established a joint venture with a government entity of an Asian country for the manufacture and sale of electronic travel document inlays for the Asian government based on OTI technology and products.

—	Extended and expanded OTI’s relationship with BP, granting BP a worldwide license that enables the petroleum solution to go beyond Africa, on top of the agreement to continue the relationship with BP in Africa.
—	EasyPark system reaches 250,000 users with contract extended for additional 5 years.
—	Completed successful PIPE (private placement) transaction with institutional investors.
—	Completed a series of acquisitions in China which will substantially increase OTI’s capacity to manufacture smart cards, inlays for smart cards & electronic passports, and machinery for the fabrication of such products.

Oded Bashan, President and CEO of OTI commented, “We ended the year with a stronger balance sheet, of approx. $85 million in total assets with $49.7 million in cash, cash equivalents and short term investments. With revenues up by 54%, we had outstanding growth in 2005. The payments market accounted for 65% of revenues and was a key driver of our growth. We have experienced an increase of 52% in our transaction and license fee revenues to $3.4 million in 2005 from $2.2 million for the same period last year, which was related to more projects reaching their commercial deployment stage.

It is important to note that traditionally, the second half of the year is stronger for OTI. For example, in 2005, the second half of the year showed an increase of 50% in revenues to $21.4 million compared to $14.3 million in the first half.. Gross margin for the second half of the year was at 42% compared to 35% in the first six months of 2005".

“The strategic acquisitions we completed this year improve our cost structure and increase OTI’s manufacturing capacity. We anticipate that the increased capacity will enable us to meet the rollouts and rapidly growing demand for our payments and SmartID products in the future as well as enable us to increase our gross margin. “

“The window of opportunities is wide open for OTI to further strengthen its position as one of the leaders in the payments and ID markets. This may require further investments in strategic positioning, opening new markets, enhancing our product line and building on OTI’s patents and intellectual property, and expanding our excellent research and development team. These investments would enable OTI to increase its involvement and secure projects that will result in long term revenues in the coming years.”

The Company has scheduled an annual results review investors meeting with conference call and simultaneous Web cast for Monday, March 27, 2006, which will be hosted by Oded Bashan, President and CEO, Guy Shafran, CFO, and Ohad Bashan, Chief Marketing Officer and President OTI America, for 10:00 AM EST to discuss 2005 results and beyond. The meeting will be held at the Intercontinental Hotel, 111 East 48th Street, New York, NY. To participate in the conference call please dial: 1-888-245-7013 (U.S. toll free), 1-809-245-917 (Israel toll free), 0-800-180-8316 (Germany toll free), 1-973-935-2981 (Standard international) ID Code: OTI. To listen to the web cast please go to: http://www.otiglobal.com/content.aspx?id=226

For those unable to participate, the teleconference will be available for replay until midnight April 2nd, by calling U.S: 877-519-4471 or International; 973-341-3080 and entering the PIN number #7138730, or on the web at: http://www.otiglobal.com/content.aspx?id=226

About OTI
Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

(TABLES TO FOLLOW)

This press release contains forward-looking statements. These statements can be identified by their use of the words “will”, “intends”, “anticipates” and “expects” and other similar expressions, as well as by such phrases as “starting to see” and “we believe”. Each of these statements is subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results.

OTI Contact:	Media Relations
Galit Mendelson	Adam Handelsman
Director of Corporate Communication, OTI	5W Public Relations
201 944 5200 ext. 111	212 999 5585
galit@otiglobal.com	ahandelsman@5wpr.com

ON TRACK INNOVATIONS LTD.
CONSOLIDATED BALANCE SHEETS
US dollars in thousands, except per share data

On Track Innovations Ltd.
and its subsidiaries

	December 31
	2004	2005

Assets
Current assets
Cash and cash equivalents	$23,917	$29,657
Short-term investments	4,559	20,004
Trade receivables (net of allowance for doubtful
accounts of $ 329 and $ 785 as of December 31, 2004
and 2005, respectively)	3,477	8,350
Other receivables and prepaid expenses	2,705	3,156
Inventories	4,765	6,747

Total current assets	39,423	67,914

Severance pay deposits fund	595	583
Long-term receivables	1,077	878
Investment in an affiliated company	-	2,607
Property, plant and equipment, net	5,324	7,009
Intangible assets, net	1,438	1,921
Goodwill	4,146	4,146

Total assets	$52,003	$85,058

Liabilities and Shareholders' Equity
Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$1,641	$760
Trade payables	4,305	4,245
Other current liabilities	3,824	5,771

Total current liabilities	9,770	10,776

Long-Term Liabilities
Long-term loans, net of current maturities	2,018	1,535
Accrued severance pay	1,361	1,909
Deferred tax liabilities	162	293

Total long-term liabilities	3,541	3,737

Total liabilities	13,311	14,513

Commitments and Contingencies
Minority interests	-	310
Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized -
30,000,000 shares as of December 31, 2004 and 2005;
issued and outstanding - 8,422,175 and 11,932,074 shares
as of December 31, 2004 and 2005, respectively	199	274
Additional paid-in capital	90,779	128,761
Deferred compensation	(3,553)	(833)
Accumulated other comprehensive income	353	232
Accumulated deficit	(49,086)	(58,199)

Total shareholder's equity	38,692	70,235

Total liabilities and shareholders' equity	$52,003	$85,058

ON TRACK INNOVATIONS LTD.
CONSOLIDATED STATEMENT OF OPERATIONS US dollars in thousands, except per share data
On Track Innovations Ltd. and its subsidiaries

	Three Months Ended December 31		Year Ended December 31
	2004	2005	2004	2005

Revenues
Sales	$6,606	$8,082	$20,915	$32,266
Licensing and transaction fees	1,168	1,183	2,237	3,398

Total revenues	7,774	9,265	23,152	35,664

Cost of Revenues
Sales	3,937	4,422	12,799	21,629
Total cost of revenues	3,937	4,422	12,799	21,629

Gross profit	3,837	4,843	10,353	14,035

Operating Expenses
Research and development	995	1,187	3,544	5,405
Less - participation by the Office of the Chief Scientist	11	(33)	394	618

Research and development, net	984	1,220	3,150	4,787
Selling and marketing	1,779	2,811	6,010	7,620
General and administrative	1,901	2,764	6,549	9,666
Amortization of intangible assets	120	415	261	700
Expenses relating to raising of capital, exchange of
subsidiary's employees equity interests in equity interest of
the Company and new acquisitions in the Far-East *	1,112	-	3,227	1,768
Gain from sale of subsidiary	-	136	-	(374)

Total operating expenses	5,896	7,346	19,197	24,167

Operating loss	(2,059)	(2,503)	(8,844)	(10,132)
Financial income (expenses), net	(113)	107	(287)	669
Other income (expenses), net	5	(137)	29	(84)

Loss before taxes on income	(2,167)	(2,533)	(9,102)	(9,547)
Taxes on income	(2)	352	(173)	175
Minority share in income of subsidiary	-	(106)	-	(185)
Equity in income of affiliates	-	(5)	-	-

Loss before extraordinary item	(2,169)	(2,292)	(9,275)	(9,557)
Extraordinary item	-	-	-	444
Net loss	$(2,169)	$(2,292)	$(9,275)	$(9,113)

Basic and diluted net loss per ordinary
share from:

Loss before extraordinary item	$(0.26)	$(0.22)	$(1.33)	$(1.01)

Extraordinary item	-	-	-	0.05
Net loss	$(0.26)	$(0.22)	$(1.33)	$(0.96)

Weighted average number of ordinary
shares used in computing basic and
diluted net loss per ordinary share	8,098,294	10,403,971	6,972,878	9,512,198

* Consist of:
Research and development	$198	$-	$335	$78
Selling and marketing	111	-	511	231
General and administrative	803	-	2,381	1,459

	$1,112	$-	$3,227	$1,768

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: March 27th, 2005